                                                                    Exhibit 99.1

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)


                             INTERIM RESULTS OF 2007

The Board of Directors of Guangshen Railway Company Limited (the "Company") hereby presents the unaudited operating results of the Company and its subsidiaries for the six months ended 30th June 2007.


REVIEW OF OPERATIONS

In the first half of 2007, the national railway system implemented the sixth large-scale speed-up and diagram adjustment project while promoting extensive railway construction and technical upgrading. The continuous and rapid growth in the regional economy of Guangdong Province and Hong Kong led to the increasingly close economic and cultural exchanges between the two regions. Thus the passenger and freight transportation market in the service territory has been strong, providing good external environment for the development of the passenger and freight transportation businesses of the Company.

In the period of this announcement, the Company captured the opportunities by promoting the safety, efficiency, technology and harmony of Guangshen Railway, continuously improving the legal person governance structure, vigorously exploring the passenger and freight transportation market and enhancing management. All the work has been going steadily and good operating results were achieved.

In the period of this announcement, the Company finished the acquisition of the railway transportation businesses and related assets and liabilities between Guangzhou and Pingshi with the fund raised from the IPO of A shares, significantly expanding the assets scale, revenue from operation and service territory. The operating distance extended from 152 km to 481.2 km, running vertically through the whole Guangdong Province. The Fourth Rail Line between Guangzhou and Shenzhen (the "Fourth Rail Line") funded by the Company was open on 18th April 2007, leading to a notable increase in the transportation capacity of Guangzhou-Shenzhen Railway. Meanwhile, the company further improved the "As-frequent-as-buses" operation scheme of Guangzhou-Shenzhen intercity passenger trains and the IC Card Ticketing System. The domestically manufactured high-speed electric train sets "Concord" were put into operation in the period of this announcement.

In the first half of 2007, the Company's profit from operations was Renminbi ("RMB") 856.6 million, representing an increase of approximately 87.3% from RMB457.3 million in the same period last year. Profit attributable to equity holders of the Company was RMB745.8 million, representing an increase of 97.5% from RMB377.5 million in the same period of 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS


TOTAL REVENUES FROM OPERATIONS

In the first half of 2007, the Company's total revenue from operations was RMB4,612.8 million, representing an increase of approximately 165.1% from RMB1,739.8 million in the same period last year. Revenues from passenger transportation were RMB3,903.5 million and revenues from freight transportation were RMB650.6 million, representing approximately 84.6% and 14.1% of the Company's total revenue from operations, respectively, and approximately 85.7% and 14.3% of the total revenue generated from the Company's railroad business, respectively. Revenues from other businesses were RMB58.6 million, representing approximately 1.3% of the Company's total revenue from operations.


PASSENGER TRANSPORTATION BUSINESS

Passenger transportation is the principal business segment of the Company. As of 30th June 2007, the Company operated 196 pairs of passenger trains in accordance with its daily train schedule, representing an increase of 73 pairs from the number in operation at the end of 2006. These passenger trains included 80 pairs of high-speed trains between Guangzhou and Shenzhen, representing an increase of 13 pairs from the number in operation at the end of 2006; 99 pairs of long-distance trains, representing an increase of 58 pairs; four pairs of regular-speed trains between Guangzhou and Shenzhen, representing an increase of two pairs; and 13 pairs of Hong Kong through-trains.

In the first half of 2007, the Company's total volume of passengers dispatched was 35.008 million, representing an increase of approximately 92.2% from 18.217 million in the first half of 2006. The total volume of passengers dispatched of the Guangzhou-Shenzhen trains was 10.129 million in the first half of 2007, representing a decrease of approximately 9.4% from 11.181 million in the same period last year; the total volume of passengers dispatched of the Hong Kong through-trains was 1.505 million, representing a decrease of approximately 0.9% from 1.519 million in the same period of 2006; and the total volume of passengers dispatched of long-distance passenger trains was 23.374 million, representing an increase of approximately 323.7% when compared with 5.517 million in the same period last year.

Revenues from passenger transportation business in the first half of 2007 were RMB3,903.5 million, representing an increase of approximately 171.8% from RMB1,435.9 million in the same period last year. Revenues from Guangzhou-Shenzhen trains were RMB596.9 million, representing a decrease of approximately 10.6% from RMB668.0 million in the same period last year; revenues from Hong Kong through-trains were RMB207.1 million, representing a decrease of approximately 5.2% from RMB218.4 million in the same period last year; and revenues from long-distance trains were RMB3,099.5 million, representing an increase of approximately 464.0% from RMB549.5 million in the same period last year.

In the first half of 2007, the revenues from and passenger volumes of Guangzhou-Shenzhen trains and Hong Kong through-trains decreased to varying degrees due to the extensive construction of the Fourth Rail Line, thus the increases in revenues from passenger transportation and the passenger volume were attributable principally to long-distance trains. The reasons for the increases in the long-distance passenger transportation business were: (1) the incorporation of the long-distance passenger transportation business of Guangzhou-Pingshi Railway after the acquisition of the railway transportation businesses and related assets and liabilities between Guangzhou and Pingshi in the period of this announcement; (2) the Shenzhen-Shanghai trains, which commenced operation on 15th January 2006 and are staffed by the Company, were in operation half a month longer than the same period last year; furthermore, the trains have been fixed as express trains in stead of temporary trains since 18th April 2007, and first-class air-conditioning fares were reapplied to the trains, leading to a substantial increase in revenue from these trains.

The following table sets forth the revenues from passenger transportation and the volume of passengers dispatched from 1st January 2007 to 30th June 2007 as compared to the same period of 2006:


-------------------------------------------------------------------------------------------------------------
                                                                                                  INCREASE/
                                                                      SIXTH MONTHS ENDED      (DECREASE) AS
                                                                         30TH JUNE              COMPARED TO
                                                                    2007               2006            2006
-------------------------------------------------------------------------------------------------------------
Revenues from passenger
 transportation (RMB thousands)                                3,903,512          1,435,946           171.8%
-------------------------------------------------------------------------------------------------------------
  Guangzhou-Shenzhen trains                                      596,929            668,024           (10.6%)
  Hong Kong through-trains                                       207,124            218,419            (5.2%)
  Long-distance trains                                         3,099,459            549,503           464.0%
-------------------------------------------------------------------------------------------------------------
Total volume of passengers dispatched (thousand persons)          35,008             18,217            92.2%
-------------------------------------------------------------------------------------------------------------
  Guangzhou-Shenzhen trains                                       10,129             11,181            (9.4%)
  Hong Kong through-trains                                         1,505              1,519            (0.9%)
  Long-distance trains                                            23,374              5,517           323.7%
-------------------------------------------------------------------------------------------------------------
Revenue per passenger (RMB)                                       111.50              78.82            41.5%
-------------------------------------------------------------------------------------------------------------
  Guangzhou-Shenzhen trains                                        58.93              59.75            (1.4%)
  Hong Kong through-trains                                        137.62             143.79            (4.3%)
  Long-distance trains                                            132.60              99.60            33.1%
-------------------------------------------------------------------------------------------------------------
Total passenger-kilometers (millions)                           13,849.5             2464.2           462.0%
-------------------------------------------------------------------------------------------------------------
Revenue per passenger-kilometer (RMB)                               0.28               0.58           (51.7%)
-------------------------------------------------------------------------------------------------------------


FREIGHT TRANSPORTATION BUSINESS

Freight transportation is an important business segment of the Company. In the first half of 2007, the total freight tonnage transported by the Company was
31.740 million tonnes, representing an increase of approximately 125.6% from
14.072 million tonnes in the same period of 2006. Outbound freight tonnage was
9.093 million tonnes, representing an increase of approximately 146.6% from
3.688 million tonnes in the same period last year; and inbound freight tonnage was 22.647 million tonnes, representing an increase of approximately 118.1% from
10.384 million tonnes in the same period last year.

Revenues generated from the Company's freight transportation in the first half of 2007 were RMB650.6 million, representing an increase of approximately 174.8% from RMB236.8 million in the first half of 2006. Outbound freight revenues were RMB72.4 million, representing an increase of approximately 54.6% from RMB46.8 million in the same period of 2006; inbound and pass-through freight revenues were RMB516.3 million, representing an increase of approximately 261.7% from RMB142.8 million in the same period last year; and revenues from storage, loading and unloading and other miscellaneous items were RMB62.0 million, representing an increase of approximately 31.4% from RMB47.2 million in the same period last year.

The increase in the Company's total freight tonnage and total freight transportation revenues was mainly due to the incorporation of the freight transportation business of Guanghzou-Pingshi Railway after the acquisition of the railway transportation businesses and related assets and liabilities between Guangzhou and Pingshi in the period of this announcement.

The following table sets forth the revenues generated from freight transportation and volume of freight transportation from 1st January 2007 to 30th June 2007 as compared to the same period in 2006:


------------------------------------------------------------------------------------------------
                                                                                      INCREASE/
                                                         SIXTH MONTHS ENDED       (DECREASE) AS
                                                             30TH JUNE              COMPARED TO
                                                         2007               2006           2006
------------------------------------------------------------------------------------------------
Revenues from freight transportation
 (RMB thousands)                                      650,641            236,768         174.8%
------------------------------------------------------------------------------------------------
  Revenues from outbound freight                       72,383             46,826          54.6%
  Revenues from inbound and pass-through freight      516,267            142,753         261.7%
  Revenues from storage, loading and
   unloading and others miscellaneous items            61,991             47,189          31.4%
------------------------------------------------------------------------------------------------
Total tonnage (thousand tonnes)                        31,740             14,072         125.6%
------------------------------------------------------------------------------------------------
  Outbound freight tonnage                              9,093              3,688         146.6%
  Inbound and pass-through freight tonnage             22,647             10,384         118.1%
------------------------------------------------------------------------------------------------
Revenue per tonne (RMB)                                 20.50              16.83          21.8%
------------------------------------------------------------------------------------------------
Total tonne-kilometers (millions)                     6,777.1            1,023.6         562.1%
------------------------------------------------------------------------------------------------
Revenue per tonne-kilometer (RMB)                        0.10               0.23         (56.5%)
------------------------------------------------------------------------------------------------


OTHER BUSINESSES

In the first half of 2007, revenues from other businesses of the Company including on-board and in-station sales of goods and food decreased by approximately 12.5% to RMB58.6 million from RMB67.0 million in the same period of 2006.


OPERATING EXPENSES OF THE RAILROAD BUSINESSES

Operating expenses of the Company's railroad businesses in the first half of 2007 were RMB3,756.0 million, representing an increase of approximately 205.1% from RMB1,231.2 million in the first half of 2006. The increase in railway operating expenses was primarily attributable to the incorporation of the passenger and freight transportation businesses of Guanghzou-Pingshi Railway after the acquisition of the railway transportation businesses and related assets and liabilities between Guangzhou and Pingshi in the period of this announcement.

LIQUIDITY AND FINANCIAL SOURCES

During the first half of 2007, the main source of the Company's capital was its operation revenues. Such capital was used primarily for capital and operational expenditures and payment of taxes.

As of 30th June 2007, the Company's liabilities-to-assets ratio was 22.9%.

The Company believes that it has sufficient working capital to support its operations and developments.


PROSPECTS

Looking into the future, China's economy will keep stable growth. With the deepening of China's railway reform and development, accelerated cooperation of regional economies in the "Pan Pearl River Delta" and the further implementation of the CEPA between Mainland China and Hong Kong, the Company will face favorable opportunities for its operations and developments. The Company believes that its overall transportation businesses will maintain a growth trend in the second half of 2007.

The Company has finalized the acquisition of the railway transportation businesses and related assets and liabilities between Guangzhou and Pingshi. The operation of the Company has expanded from a regional railway to national trunk line networks. The operating distance extended from 152 kilometers to 481.2 kilometers. The service territory of the passenger and freight transportation businesses, the operating scale and room for the development of passenger and freight transportation businesses are all significantly enlarged. The Company will take full advantage of the opportunities arising from the acquisition by optimizing and consolidating the railway transportation resources and making the most of scale economy effect through scientific management to promote the competitive capacity and overall performance of the Company.

Upon commencement of operation of the Fourth Rail Line on 18th April 2007, the Guangzhou-Shenzhen Railway has become the first wholly closed four-line railway in China that allows the high-speed trains and regular speed trains, passenger trains and freight trains to run on separate lines. The opening of the Fourth Rail Line will greatly alleviate the pressure on the lines between Guangzhou and Shenzhen and quickly improve the transportation capacity of the Company. The Company will further improve the efficiency of its rail lines through operating more long-distance passenger trains at the right time while increasing the frequency of inter-city trains between Guangzhou and Shenzhen.

In relation to its passenger transportation business, the Company will continue with its improvement of the "As-frequent-as-buses" Train Project of Guangzhou-Shenzhen high-speed passenger trains and its computerized ticketing system. The Company will improve the punctuality of trains and the quality of passenger service with the operation of the domestically manufactured electric train sets "Concord" with a speed of up to 200 kilometers per hour to strengthen its capacity in the delivery of "safety, speed, comfort and quality" in transport services.

In relation to its freight transportation business, the Company will accelerate the growth of its freight transportation business by continuously promoting its marketing efforts, improving the allocation and organization of freight trains, operating more freight through trains and rationalizing the distribution of transportation resources.

FINAL DIVIDEND OF 2006

A resolution approving the distribution of a dividend of RMB0.08 (inclusive of tax) per share to the shareholders of the Company was passed at the annual general meeting of the Company for the year 2006 held on 28th June 2007. The dividend was distributed to the Company's shareholders on 27th July 2007.


INTERIM DIVIDEND

The Board of Directors has decided not to declare any interim dividend for the six months ended 30th June 2007.


CHANGES TO DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

On 28th July 2007, resolutions were passed at the annual general meeting of the Company to terminate the engagement of Mr. Wu Junguang as a director of the fourth session of the Board and appoint Mr. He Yuhua as a director of the fourth session of the Board of the Company. At the 19th meeting of the fourth session of the Board held on the same date, Mr. He Yuhua was elected as the Chairman of the Board of the Company.


EMPLOYEES, EMPLOYEE PAYMENT POLICY AND TRAINING PLANS

As of 30th June 2007, the Company had a total of 32,808 employees, representing an increase of 23,397 persons from that of 31st December 2006. The increase was mainly due to the incorporation of the staff of Guangzhou-Pingshi Railway after the acquisition of the railway transportation businesses and related assets and liabilities between Guangzhou and Pingshi in the period of this announcement.

The Company's salary policy is closely linked with economic efficiency, labour efficiency and individual performance. The total amount of employees' salaries is closely related to the operating results of the Company and the distribution of employees' salaries is based on their post score and performance reviews. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc, and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input. In the first half of 2007, the Company paid approximately RMB754.0 million for salaries and benefits.

Pursuant to applicable state policies and regulations, the Company provides the employees with a set of statutory funds and benefits as listed below:

------------------------------------------------------------------------------------------
                                           EMPLOYEES RESIDING IN
                                     GUANGZHOU AREA OR ALONG THE
                                              GUANGZHOU-SHENZHEN        EMPLOYEES RESIDING
EMPLOYEE BENEFITS                                          ROUTE               IN SHENZHEN
------------------------------------------------------------------------------------------
Housing Fund                                                   7%                     13%
Retirement Insurance                                          18%                     18%
Supplemental Retirement Insurance                              5%                      5%
Basic Medical Insurance                                        8%                      6%
Supplemental Medical Insurance                                 1%                    0.5%
Child-bearing Medical Insurance                              0.4%                    0.5%
Other Welfare Contributions                                    6%                      8%
------------------------------------------------------------------------------------------

In the first half of 2007, the Company provided 57,700 employees with relevant training, including post standardization, training on adaptability and measures under emergency, etc. The Company provided most of these training courses but also engaged certain external experts for training purposes. The Company has completed 50% of its full-year training plans in the first half of this year and training expenses totaled RMB5.43 million approximately.


DEFERRED STAFF COSTS IN RELATION TO THE DIFFERENCES BETWEEN THE SELLING PRICES AND COSTS OF EMPLOYEES' HOUSING

The Company constructed and purchased new residential properties for its employees to improve their living conditions. Under a housing benefit scheme, the Company sold these residential properties to its employees at prices approved by the government. The unabsorbed losses arising from the difference between the then net book value and the proceeds from the sales of staff quarters to the employees amounted to approximately RMB226.4 million as of 30th June 2007. Pursuant to the prevailing policies of the Ministry of Finance, the difference between the two amounts should be credited to retained earnings in the PRC statutory accounts as of 1st January 2001, or in case of a debit balance, to offset against the statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve maintained by the Group upon the approval of the Board of Directors. Such treatment conforms with the PRC accounting principles and regulations applicable to the Company and its subsidiaries.

In the financial statements of the Company as of 30th June 2007 prepared in accordance with International Financial Reporting Standards, the Company accounted for such losses as losses arising from the sale of completed staff quarters to employees, or from the sale of premises to employees under construction whom are expected to render could be future services to the Group, totaling approximately RMB226.4 million. Such losses have been deferred as deferred staff costs and are amortized on a straight-line basis using an estimated average remaining employee service period of 15 years, determined at the time of when such sales occurred. During the period from 1st January 2007 to 30th June 2007, the amortization of such deferred staff costs charged to general and administrative expenses of the consolidated income statement amounted to approximately RMB7.39 million and the accumulated amortization amounted to RMB113.0 million.

As of 30th June 2007, the unamortized deferred losses, which were recorded as deferred staff costs on the balance sheet of the Company and its subsidiaries, amounted to RMB156.9 million.


CAPITAL STRUCTURE

No change occurred to the Company's share capital structure during the reporting period. The Company's capital structure as of 30th June 2007 was as follows:


--------------------------------------------------------------------------------
                                                  NUMBER OF        PERCENTAGE OF
CLASS OF SHARE CAPITAL                        SHARE CAPITAL               SHARES
                                                     ('000)                   (%)
--------------------------------------------------------------------------------
A shares with restrictions on sales               3,835,094                54.14
A shares without restrictions on sales            1,817,143                25.65
H Shares outstanding                              1,431,300                20.21
--------------------------------------------------------------------------------
Total                                             7,083,537               100.00
--------------------------------------------------------------------------------

SHAREHOLDERS

As of 31st December 2007, according to the stock ledgers provided by China Securities Depository and Clearing Corporation Limited Shanghai Branch and Hong Kong Registrars Limited, the total number of shareholders, the top ten shareholders and the top ten shareholders holding shares without restrictions on sales were as follows:

TOTAL NUMBER OF SHAREHOLDERS        The total number of shareholders is 428,538,
                                    among which 428,195 holding A shares and 343 holding H shares.

TOP TEN SHAREHOLDERS

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                      NUMBER OF       NUMBER OF
                                                                                        TOTAL       SHARES WITH          SHARES
                                               NATURE OF          OWNERSHIP         NUMBER OF      RESTRICTIONS       IN PLEDGE
NAME OF SHAREHOLDER                            SHAREHOLDER       PERCENTAGE       SHARES HELD     ON SALES HELD       OR FROZEN
-------------------------------------------------------------------------------------------------------------------------------
1.   Guangzhou Railway (Group)                 State-owned           41.00%     2,904,250,000     2,904,250,000            none
     Company

2.   HKSCC NOMINEES LIMITED (note 1)           Foreign-founded       19.77%     1,400,290,664                 0         unknown

3.   China Life Insurance Company Limited                             1.21%        85,787,000        79,787,000         unknown
     -- Traditional-Ordinary insurance
         products-005L-CT001Shanghai (note 2)

4.   Tai Kang Life-universal-Individual                               1.13%        79,787,000        79,787,000         unknown
     (note 2)

5.   CPIC Life-Dividend-Individual dividend                           1.13%        79,787,000        79,787,000         unknown
     (note 2)

6.   China National Machinery Industry                                0.94%        66,489,000        66,489,000         unknown
     (note 2)

7.   Taiyuan Iron & Steel (Group) Company                             0.94%        66,489,000        66,489,000         unknown
     Ltd. (note 2)

8.   Baosteel Group Company Ltd. (note 2)                             0.84%        59,191,000        53,191,000         unknown

9.   New China Life-universal-exultant                                0.75%        53,191,400        53,191,400         unknown
     financing-018L
     -WN001Shanghai (note 2)

10. CNOOC (note 2)                                                    0.75%        53,191,000        53,191,000         unknown
-------------------------------------------------------------------------------------------------------------------------------

TOP TEN SHAREHOLDERS HOLDING SHARES WITHOUT RESTRICTIONS ON SALES

----------------------------------------------------------------------------------------------------------------------------
                                                                                             NUMBER OF
                                                                                        SHARES WITHOUT
NAME                                                                             RESTRICTIONS ON SALES       CLASS OF SHARES
----------------------------------------------------------------------------------------------------------------------------
1.  HKSCC NOMINEES LIMITED (note 1)                                                      1,400,290,664       H Shares

2.  ICBC -- Yifangda value growing mixed security investment fund                           28,714,778       A Shares

3.  China Life Insurance (Group) Company-Traditional-Ordinary
    insurance products                                                                      21,374,750       A Shares

4.  China Life Insurance Company Limited
    -Dividend-Groupdividend-005L-FH001Shanghai                                              19,374,750       A Shares

5.  China Life Insurance Company Limited-Dividend-Individual
    dividend-005L-FH002Shanghai                                                             19,374,750       A Shares

6.  CCB -- Boshiyufu security investment fund                                               14,052,575       A Shares

7.  China Everbright Bank
    -- (CHINESE CHARACTERS)                                                                  7,996,400       A Shares

8.  Jingfu Security Investment Fund                                                          7,135,100       A Shares

9.  CNGC North Industries Group Finance Company Ltd.                                         6,689,932       A Shares

10. Tai Kang Life-Traditional-Ordinary insurance products                                    6,500,000       A Shares
     -- 019L -- CT001Shanghai
----------------------------------------------------------------------------------------------------------------------------


STATEMENT REGARDING CONNECTEDNESS OR      No.3 of the top ten shareholders and
 UNANIMITY OF THE ABOVE SHAREHOLDERS      No.4, No. 5 of the top ten
                                          shareholders without restrictions on
                                          sales are insurance products operated
                                          by China Life Insurance Company
                                          Limited. The Company is unaware
                                          whether the top ten shareholders are
                                          connected or unanimous as defined in
                                          Regulations on the Takeover of Listed
                                          Companies.

Note 1: The H Shares held by HKSCC NOMINEES LIMITED is held on behalf of various customers.

Note 2: They are all the Company's Strategic Investors, whose shares with restrictions on sales has been locked for twelve months since the Company's A Shares listing on 22nd December 2006.

So far as the Directors, Supervisors and other senior management are aware, as at 30th June 2007, the interests and short positions of the persons, other than Directors, Supervisors and other senior management of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         PERCENTAGE       PERCENTAGE
                                       CLASS      NUMBER OF                                    TYPE OF     OF CLASS         OF TOTAL
NAME OF SHAREHOLDERS                   OF SHARE   SHARES HELD      CAPACITY                  INTERESTS    OF SHARES    SHARE CAPITAL
------------------------------------------------------------------------------------------------------------------------------------
Sumitomo Life Insurance Company (note) H share    86,838,000 (L)   Controlled corporation    Corporate        6.07%           1.23%
                                                                    interest

Sumitomo Mitsui Asset Management       H share    86,838,000 (L)   Investment manager        Corporate        6.07%           1.23%
 Company, Limited

Baring Asset Management Limited        H share    76,058,000 (L)   Investment manager        Corporate        5.31%           1.07%
------------------------------------------------------------------------------------------------------------------------------------

Note: As at 30th June 2007, Sumitomo Life Insurance Company was deemed to be interested in 86,838,000 H Shares (representing 6.07% of the total H Shares of the Company or 1.23% of the total share capital of the Company) held by Sumitomo Mitsui Asset Management Company, Limited, a controlled corporation of Sumitomo Life Insurance Company.

      The letter "L" denotes a long position.


PUBLIC FLOAT

As at 30th June 2007, at least 25% of the Company's total issued share capital was held by the public. The Company is therefore in compliance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules") with regard to the sufficiency of the public float.


INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT IN THE SHARE CAPITAL OF THE COMPANY

As of 30th June 2007, there was no record of interests and short positions (including the interests and short positions which were taken or deemed to have been taken under the provisions of the Securities and Futures Ordinance) of the directors or supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the Securities and Futures Ordinance) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests and short positions from any director or supervisor of the Company as required to be made to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the Listing Rules. The Company has not granted to any of the Company's directors or supervisors or their spouses or children under the age of 18 any right to subscribe for any shares or debentures of the Company.

PURCHASE, SALE OR REDEMPTION OF H SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's H shares during this reporting period.


PRE-EMPTIVE RIGHTS

There is no prevision regarding pre-emptive right under the Articles of Association and the laws of the PRC.


IMPACT OF ECONOMIC POLICIES ON THE COMPANY

The policies on adjustment of the national economic structure and policies relating to import and export activities have affected the composition of the Company's railway freight and freight pricing policies. Save as disclosed, the Company is not aware of any other governmental policies that are likely to have an impact on the Company's business and financial position.


TAXATION POLICY

As the Company is located in the Shenzhen Special Economic Zone, it enjoys a preferential income tax rate of 15%. According to relevant tax regulations, the subsidiaries of the Company are subject to income tax at the rate of 15% or 33%, depending on the location of incorporation.


ENTRUSTED DEPOSITS

As of 30th June 2007, the Company did not have any entrusted deposits with any financial institutions in China.


BANK BORROWINGS

As at 30th June 2007, the Company had bank borrowings of RMB2,750.0 million. In details, new added bank borrowings in the first half of 2007 were RMB 890.0 million:

On 6th February 2007, the Company entered into "Loan Agreement" with Shenzhen Commercial Bank Renminlu Sub-branch with respect to the provision of a fixed assets loan of RMB300 million by Shenzhen Commercial Bank Renminlu Sub-branch to the Company for the construction of the Fourth Rail Line. The term of the borrowing is five years and the rate of interest is 5.832% in the first year and is 10% lower than the official rate of interest for the relevant grade in the following years.

On 27th February 2007, the Company entered into "RMB Loan Agreement" with China Construction Bank Co., Ltd Shenzhen Branch with respect to the provision of a fixed assets loan of RMB300 million by China Construction Bank Co., Ltd Shenzhen Branch to the Company for the technical transformation and capacity expansion project of the Guangzhou-Shenzhen line. The term of the borrowing is five years from 27th February 2007 to 26th February 2012. The rate of interest is 10% lower than the official rate for the relevant grade of the year and adjusts per month since the value date.

POTENTIAL IMPAIRMENT LOSS IN AN ASSOCIATE

As of 30th June 2007, the Company's investment interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB140 million (at cost). In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited ("Guangzhou Guantian"), a sino-foreign cooperative joint venture, to develop certain properties near a railway station operated by the Company. On 27th October 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors of certain debts of Guangzhou Guancheng Real Estate Company Limited ("Guangzhou Guancheng") to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangzhou Guancheng were related companies with a common chairman. As Guangzhou Guancheng failed to repay the debts, according to a court judgment on 4th November 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi were liable to the independent third party for an amount of approximately RMB257 million together with any accrued interest. As such, if Guangzhou Guantian was held responsible for the guarantee, the Company may need to make provision for impairment on its interest in Tiecheng.

On 15th December 2003, the Higher People's Court of Guangdong Province ("the Court") accepted Guangzhou Guantian's re-trial application for discharging the aforesaid guarantee. In December 2003, the Court delivered a civil case judgement in which it was ruled that proceedings regarding this case shall be terminated. As a necessary procedure for the Court to decide whether to grant a re-trial, a hearing was held on 18th March 2004. In December 2005, the Court commenced procedures for re-trial. The Court reheard the case on 14th November 2006 and 25th December 2006, respectively. Up to the date of this announcement, the Court has not yet delivered any judgment as the necessary procedures have not been completed. However, having consulted an independent lawyer, the Directors are of the opinion that the guarantee arrangement would be determined invalid according to the relevant PRC rules and regulations. Accordingly, the Directors consider that as of the date of this announcement, the likelihood of Guangzhou Guantian, a subsidiary of Tiecheng, having to settle the above claim is remote and no impairment provision for the interest in Tiecheng was made in the accounts. To avoid the possible loss resulting from the litigation, the Company has obtained a letter of undertaking issued by Guangzhou Railway (Group) Company. It undertook to resolve the issue or to take up the liabilities so that the investment interest of the Company in Tiecheng will not be affected by the litigation.


FOREIGN EXCHANGE RISK AND HEDGING

The Company currently holds a certain amount of United States dollars ("USD") and Hong Kong dollars ("HKD") deposits. It also earns revenues in HKD from its railway transportation businesses. Dividends to the shareholders of H shares and ADSs are paid in foreign currencies. The Company also pays foreign currencies for the purchase of equipment from abroad and overseas agency services. If there are changes in our foreign currency deposits, the mode of payment or relatively strong fluctuations in the exchange rate of RMB to the relative foreign currencies, the operating results of the Company will be affected.

INTEREST RATE RISK

Funds that are not needed for immediate use are placed as temporary cash deposits or time deposits in commercial banks and in the Railway Deposit-taking Center of the MOR. The Company does not hold any market risk-sensitive instruments for trading purposes. In order to finance the construction of infrastructure and large asset purchases, the Company has obtained loans with commercial banks. If there are relatively strong fluctuations in the rates of interest for the relevant deposits or loans, the operating results of the Company will be affected. Details of the loans of the Company in the first half of 2007 are set out in "Bank Borrowings" above.


CHARGE ON ASSETS AND GUARANTEE

As of 30th June 2007, the Company had not charged any of its assets and had not provided any guarantees.


MATERIAL LITIGATION

As of 30th June 2007, the Company and its subsidiaries were not involved in any material litigation except for the "Potential impairment loss in an associate" of above.


ACQUISITION OF OPERATING ASSET OF RAILWAYS BETWEEN GUANGZHOU AND PINGSHI

On 26th June 2007, Deloitte Touche Tohmatsu CPA Limited was appointed by the Company completed a specific audit to the assets and liabilities of railway transportation business between Guangzhou and Pingshi formerly belonged to Yangcheng Railway Enterprise Development Company relating to the acquisition and finally confirmed that the consideration of acquisition was RMB10,138,581,948. The Company has paid RMB5,265,250,000 on 28th December 2007 and paid the remaining RMB4,873,331,948 on 29th June 2007.


MATERIAL ACQUISITION OR DISPOSAL

Except for the above material asset acquisition, as of 30th June 2007, the Company had not made any other material acquisition or disposal.


CONNECTED TRANSACTIONS

The Company completed the acquisition of railway transportation business between Guangzhou and Pingshi and the relevant assets and liabilities, during the period of this report, however, the Comprehensive Service Agreement and Land Lease Agreement signed by the Company and Guangzhou Railway (Group) Company ("GRGC") on 15th November 2004 and the Comprehensive Service Agreement signed by the Company and Yangcheng Railway Enterprise Development Company on 15th November 2004 took effect in the period of this announcement according to the promissory conditions. The details of three agreements above were set out in the Company's announcement on 16th November 2004 and the Circular to shareholders issued on 31st December 2004.

On 28th June 2007, the Company held the first extraordinary general meeting and approved a resolution of complementary agreement of the Comprehensive Service Agreement signed by the Company and Guangshen Railway Enterprise Development Company. Under the conditions of the complementary agreement, the limit of trade amount between the Company and Guangshen Railway Enterprise Development Company increased by RMB139.70 million and period of validity was changed to 31st December 2007.

For the requirement of the construction of the fourth rail line between Guangzhou and Shenzhen, the Company entered three demolition compensation agreements with Guangshen Railway Enterprise Development Company ("GREDC") on 20th June 2007. The total consideration of these three agreements was RMB61,073,700. The Company also entered four demolition compensation agreements with several enterprises controlled by GREDC within twelve months before 20th June 2007, of which the total consideration was RMB4,083,605. The company accounts these demolition compensation agreements synthetically and regards and treats them as a deal. The details of these demolition compensation agreements are set out in the announcement issued by the Company on 21st June 2007.

Save for the above material acquisition agreements, continuing connected transactions and a series of demolition compensation agreement, as of 30th June 2007, the Company's connected transactions in relation to railway transport were carried out on normal terms according to the conditions and waiver granted by the Hong Kong Stock Exchange and according to the contracts entered into by the contracting parties.


AUDIT COMMITTEE

The Audit Committee consists of three independent non-executive directors of the Company. Its main duties include review and supervision of the financial reporting process and internal controls of the Company. The unaudited interim financial statements for the six months ended 30th June 2007 have been reviewed by the Audit Committee.


UNDERTAKING ISSUES

As of 31st December 2007, Guangzhou Railway (Group) Company had observed its undertaking of locking up the shares of the Company for 36 months since 22nd December 2006.


CORPORATE GOVERNANCE

The Company is committed to high standards of corporate governance. To the best knowledge of the Company and its directors, the Company has complied throughout the accounting period covered by this interim report and the Company's interim results announcement with the applicable code provisions set out in the Code on Corporate Governance Practice ("Corporate Governance Code") contained in Appendix 14 of the Listing Rules.

The Company has appointed external consultants to inspect its internal control over financial reporting according to the regulations of Sarbanes-Oxley Act promulgated by United States in 2002. The result of the inspection was set out in the Company's announcement on 28th June 2007. The management of the Company shall continue to take measures to maintain effective internal control over financial reporting under the supervision and guidance of the Audit Committee and the Board of the Company.

The Company also appraised its corporate governance according to the "Notice of Affairs about Special Activities of Implementing Supervision on Listed Companies" (CHINESE CHARACTERS) promulgated by China Securities Regulatory Committee and the "Notice of Affairs about Special Activities of Implementing Supervision on Listed Companies in Shenzhen" (CHINESE CHARACTERS) promulgated by China Securities Regulatory Committee Shenzhen Bureau. The results of the appraisement and improving projects were set out in the Company's announcement on 28th June 2007.


MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of conduct regarding directors' securities transactions on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") as contained in Appendix 10 of Listing Rules.

The Company has made special enquiry with all directors. All directors have confirmed that they complied with the required standard set out in the Model Code during the six months ended 30th June 2007.


DOCUMENTS AVAILABLE FOR INSPECTION

The full text of the Interim Report signed by the Chairman and Financial Statements are available for inspection at No. 1052 Heping Road, Shenzhen, the People's Republic of China, as well as website http://www.hkex.com.hk of Hong Kong Exchange or http://www.gsrc.com of the Company.


                                        On behalf of the Board of Directors

                                                   HE YUHUA
                                        Chairman of the Board of Directors

Shenzhen, China, 28th August 2007

INTERIM RESULTS

The Board of Directors of Guangshen Railway Company Limited (the "Company") hereby presents the unaudited interim operating results of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2007 prepared under international Financial Reporting Standards ("IFRS").

--------------------------------------------------------------------------------------------------------
CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
As of 30th June 2007
--------------------------------------------------------------------------------------------------------
                                                                               AS OF               As of
                                                                          30TH JUNE        31st December
                                                                               2007                 2006
                                                               Note         RMB'000              RMB'000
                                                                        (UNAUDITED)            (Audited)
--------------------------------------------------------------------------------------------------------
ASSETS
NON-CURRENT ASSETS

Fixed assets                                                     7       21,662,231           11,043,634
Prepayment for fixed assets                                                 573,816              411,476
Leasehold land payments                                                     617,617              625,628
Prepayment and deferred acquisition costs relating to
   a business combination                                                        --            5,296,593
Goodwill                                                         5          281,254                   --
Long-term receivables                                                        53,098                   --
Interests in associates                                          8           93,978               92,834
Available-for-sale investments                                               46,608               46,108
Deferred tax assets                                                         376,829              190,843
Deferred staff costs                                                        156,872              120,730
--------------------------------------------------------------------------------------------------------
                                                                         23,862,303           17,827,846
--------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Materials and supplies, at cost                                             149,746               66,967
Trade receivables, net                                           9           99,684               62,869
Due from related parties                                                     70,204               31,757
Prepayments and other receivables, net                                       78,523               98,636
Restricted cash                                                             263,260              233,474
Short-term deposits                                                              --              169,739
Cash and cash equivalents                                                 2,059,009            5,851,831
--------------------------------------------------------------------------------------------------------
                                                                          2,720,426            6,515,273
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                             26,582,729           24,343,119
--------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                                                                    AS OF                As of
                                                                                                30TH JUNE        31st December
                                                                                                     2007                 2006
                                                                            Note                  RMB'000              RMB'000
                                                                                              (UNAUDITED)            (Audited)
------------------------------------------------------------------------------------------------------------------------------
EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital                                                                10                 7,083,537           7,083,537
Reserves                                                                                       13,354,759          13,085,471
------------------------------------------------------------------------------------------------------------------------------
                                                                                               20,438,296          20,169,008
MINORITY INTEREST                                                                                  50,347              50,922
------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY                                                                                   20,488,643          20,219,930
------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
NON-CURRENT LIABILITIES
Borrowings                                                                   11                 2,750,000           1,860,000
Retirement benefit obligations                                               12                   342,723              16,917
Deferred tax liabilities                                                                           35,754               9,802
------------------------------------------------------------------------------------------------------------------------------
                                                                                                3,128,477           1,886,719
------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Trade payables                                                               13                   339,101             240,334
Payables for construction-in-progress                                                             521,502           1,004,750
Due to related parties                                                                          1,037,651             220,915
Dividends payable                                                                                 566,751                  74
Taxes payable                                                                                      56,839             127,282
Accruals and other payables                                                                       443,765             643,115
------------------------------------------------------------------------------------------------------------------------------
                                                                                                2,965,609           2,236,470
------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                               6,094,086           4,123,189
------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                                                                   26,582,729          24,343,119
------------------------------------------------------------------------------------------------------------------------------
NET CURRENT (LIABILITIES)/ASSETS                                                                 (245,183)          4,278,803
------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                          23,617,120          22,106,649
------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT
For the six months ended 30th June 2007
--------------------------------------------------------------------------------------------------------------------------
                                                                                                 FOR THE SIX MONTHS ENDED
                                                                                                           30TH JUNE
                                                                                                     2007             2006
                                                                            Note                  RMB'000          RMB'000
                                                                                              (UNAUDITED)      (Unaudited)
                                                                                                                  (Note 4)
--------------------------------------------------------------------------------------------------------------------------
Revenues from railroad businesses
  Passenger                                                                                     3,903,512        1,435,946
  Freight                                                                                         650,641          236,768
--------------------------------------------------------------------------------------------------------------------------
                                                                                                4,554,153        1,672,714

Revenues from other businesses                                                                     58,636           67,042
--------------------------------------------------------------------------------------------------------------------------
Total revenues                                                                                  4,612,789        1,739,756

Operating expenses
  Railroad businesses                                                                          (3,756,004)      (1,231,212)
  Other businesses                                                                                (49,268)         (73,323)
--------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                                       (3,805,272)      (1,304,535)

Other income, net                                                                                  49,112           22,058
--------------------------------------------------------------------------------------------------------------------------
PROFIT FROM OPERATIONS                                                                            856,629          457,279
Finance costs                                                                                      (9,700)          (7,266)
Share of results of associates after tax                                                           (1,558)          (1,891)
--------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE INCOME TAX                                                     11                   845,371          448,122
Income tax expense                                                           12                  (100,144)         (70,414)
--------------------------------------------------------------------------------------------------------------------------
PROFIT FOR THE YEAR                                                                               745,227          377,708
--------------------------------------------------------------------------------------------------------------------------
ATTRIBUTABLE TO:
Equity holders of the Company                                                                     745,802          377,531
Minority interests                                                                                   (575)             177
--------------------------------------------------------------------------------------------------------------------------
                                                                                                  745,227          377,708
--------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO THE
 EQUITY HOLDERS OF THE COMPANY DURING THE YEAR                               14
  -- Basic and diluted                                                                           RMB0.105         RMB0.087
--------------------------------------------------------------------------------------------------------------------------
DIVIDEND                                                                                               --               --
--------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the six months ended 30th June 2007
----------------------------------------------------------------------------------------------------------------------------
                                                                                                 RESERVES
                                                                                           SHARE
                                                            SHARE          SHARE        ISSUANCE        SURPLUS     RETAINED
                                                          CAPITAL        PREMIUM           COSTS       RESERVES     EARNINGS
                                               Note       RMB'000        RMB'000         RMB'000        RMB'000      RMB'000
                                                      (unaudited)    (unaudited)     (unaudited)    (unaudited)  (unaudited)
Balance at 31st December 2006                           7,083,537     10,202,469              --      1,614,717    1,268,285
Adjustment to deferred tax arising
 from change of income tax rate                 14             --         90,169              --             --           --
Profit attributable to shareholders                            --             --              --             --      745,802
Appropriation from retained earnings                           --             --              --             42          (42)
Dividends                                       16             --             --              --             --     (566,683)
----------------------------------------------------------------------------------------------------------------------------
Balances at 30th June 2007                              7,083,537     10,292,638              --      1,614,759    1,447,362
----------------------------------------------------------------------------------------------------------------------------
Balance at 31st December 2005, restated                 4,335,550      2,855,778         (27,007)     1,543,071    1,088,684
                                                      ----------------------------------------------------------------------
Originally reported                                     4,335,550      4,124,135         (27,007)     1,543,071      708,310
Effects of changes in accounting policy         4              --     (1,268,357)             --             --      380,374
                                                      ----------------------------------------------------------------------
Profit attributable to shareholders,
 restated                                                      --             --              --             --      377,531
                                                      ----------------------------------------------------------------------
Originally reported                                            --             --              --             --      361,851
Effects of changes in accounting policy         4              --             --              --             --       15,680
                                                      ----------------------------------------------------------------------
Disposal of equity interest in
 a subsidiary to minority shareholders                         --             --              --             --           --
Dividends                                                      --             --              --             --     (520,266)
----------------------------------------------------------------------------------------------------------------------------
Balances at 30th June 2006, restated                    4,335,550      2,855,778         (27,007)     1,543,071      945,949
----------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------

                                                                      MINORITY
                                                       SUBTOTAL       INTEREST         TOTAL
                                                        RMB'000        RMB'000       RMB'000
                                                    (unaudited)    (unaudited)   (unaudited)
Balance at 31st December 2006                        13,085,471         50,922    20,219,930

Adjustment to deferred tax arising
 from change of income tax rate                          90,169             --        90,169
                                                    ----------------------------------------
Profit attributable to shareholders                     745,802           (575)      745,227
Appropriation from retained earnings                         --             --            --
Dividends                                              (566,683)            --      (566,683)
--------------------------------------------------------------------------------------------
Balances at 30th June 2007                           13,354,759         50,347    20,488,643
--------------------------------------------------------------------------------------------
Balance at 31st December 2005, restated               5,460,526         48,757     9,844,833
                                                    ----------------------------------------
Originally reported                                   6,348,509         48,757    10,732,816
Effects of changes in accounting policy                (887,983)            --      (887,983)
                                                    ----------------------------------------
Profit attributable to shareholders,
 restated                                               377,531            177       377,708
                                                    ----------------------------------------
Originally reported                                     361,851            177       362,028
Effects of changes in accounting policy                  15,680             --        15,680
                                                    ----------------------------------------
Disposal of equity interest in
 a subsidiary to minority shareholders                       --          4,660         4,660
Dividends                                              (520,266)            --      (520,266)
--------------------------------------------------------------------------------------------
Balances at 30th June 2006, restated                  5,317,791         53,594     9,706,935
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT
For the six months ended 30th June 2007
--------------------------------------------------------------------------------
                                                       FOR THE SIX MONTHS ENDED
                                                                30TH JUNE
                                                            2007            2006
                                                         RMB'000         RMB'000
                                                     (UNAUDITED)      (Unaudited)
--------------------------------------------------------------------------------
Net cash from operating activities                     1,710,521         416,903

Net cash used in investing activities                 (6,032,432)     (1,133,316)

Net cash from financing activities                       529,089          28,074
--------------------------------------------------------------------------------
Net decrease in cash and cash equivalents             (3,792,822)       (688,339)
Cash and cash equivalents at beginning of period       5,851,831       1,112,128
--------------------------------------------------------------------------------
Cash and cash equivalents at end of period             2,059,009         423,789
--------------------------------------------------------------------------------


1.   GENERAL INFORMATION

     Guangshen Railway Company Limited (the "Company") was established as a joint stock limited company in the People's Republic of China (the "PRC") on 6th March 1996. With effective from that date, the Company assumed the business operation of certain railroad and other related businesses (collectively the "Businesses") that were undertaken previously by its predecessor, Guangshen Railway Company (the "Predecessor") together with certain of its subsidiaries; and Guangzhou Railway (Group) Company (the "Guangzhou Railway Group") and certain of its subsidiaries prior to the formation of the Company.

     The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996 (the "Restructuring Agreement"), the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the "State-owned Domestic Shares") in exchange for the assets and liabilities associated with the operations of the Businesses (the "Restructuring"). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (the "GEDC").

     In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares ("H Shares") and 24,269,760 American Depositary Shares ("ADSs", one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the "Group").

     In December 2006, the Company issued 2,747,987,000 A Shares in the Shanghai Stock Exchange through an initial public offering of shares (please see
     Note 10 for further details).

     The principal activities of the Group are railroad passenger and freight transportation. The Group also operates certain other businesses, which are principally services offered in the railway stations and sales of food, beverages and merchandises on board the trains as well as in the stations.

     The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China.

     The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.

As of 30th June 2007, the Company had direct or indirect interests in the following principal subsidiaries which were incorporated and are operating in the PRC as limited liability companies:

------------------------------------------------------------------------------------------------------------------------------------
                                                            PERCENTAGE OF
                                       DATE OF            EQUITY INTEREST
                                       INCORPORATION/     ATTRIBUTABLE TO
NAME OF THE ENTITY                     ESTABLISHMENT          THE COMPANY      PAID-IN CAPITAL          PRINCIPAL ACTIVITIES
------------------------------------------------------------------------------------------------------------------------------------
DIRECTLY HELD BY THE COMPANY

Shenzhen Fu Yuan Enterprise            1st November 1991             100%        RMB18,500,000          Hotel management
 Development Company

Shenzhen Guangshen Railway             16th August 1995              100%         RMB2,400,000          Travel agency
 Travel Service Ltd.

Shenzhen Jing Ming Industrial &        18th January 1994             100%         RMB2,110,000          Maintenance of water and
 Commercial Company Limited                                                                             electrical equipment

Shenzhen Railway Station Passenger     18th December 1986            100%         RMB1,500,000          Catering services and
 Services Company                                                                                       sales of merchandise

Guangzhou East Station Dongqun Trade   23rd November 1992            100%         RMB1,020,000          Sales of merchandise
 and Commerce Service Company

Shenzhen Railway Station Travel        1st January 1990               75%         RMB2,129,400          Catering services and
 Service Company                                                                                        sales of merchandise

Shenzhen Longgang Pinghu Qun Yi        11th September 1993            55%        RMB10,000,000          Cargo loading and
 Railway Store Loading and                                                                              unloading, warehousing,
 Unloading Company                                                                                      freight transportation

Dongguan Changsheng Enterprise         22nd May 1992                  51%        RMB38,000,000          Warehousing
 Company

Guangzhou Tielian Economy Development  27th December 1994           50.5%         RMB1,000,000          Warehousing and freight
 Company Limited ("Tielian")                                                                            transport agency services

INDIRECTLY HELD BY THE COMPANY

Shenzhen Railway Property Management   13th November 2001            100%         RMB3,000,000          Property management
 Company Limited

Shenzhen Nantie Construction           8th May 1995                  100%         RMB2,000,000          Supervision of construction
 Supervision Company                                                                                    projects

Shenzhen Guangshen Railway Economic    7th March 2002                100%         RMB2,000,000          Culinary management
 and Trade Enterprise Company

Shenzhen Yuezheng Enterprise           24th June 1996                100%         RMB1,000,000          Freight transport agency,
 Company Limited                                                                                        cargo loading and
                                                                                                        unloading, warehousing

Shenzhen Road Multi-modal              17th March 1994                60%         RMB1,000,000          Freight transportation
  Transportation Company Limited
------------------------------------------------------------------------------------------------------------------------------------

These condensed consolidated interim financial statements were approved for issue on 28th August 2007.

2.   BASIS OF PREPARATION

     The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The interim condensed financial statements should be read in conjunction with the annual financial statements for the year ended 31st December 2006.


3.   ACCOUNTING POLICIES

     The accounting policies adopted by the Group in preparing the interim condensed consolidated financial statements are the same as those adopted in the preparation of the annual consolidated financial statements as of and for the year ended 31st December 2006.

     The following new standards, amendments to standards and interpretations are to be applied mandatorily for the financial year ending 31st December 2007.


     o Amendment to IAS 1, Amendments to 'Capital Disclosures', applicable for annual periods beginning on or after 1st January 2007. The Group has assessed the impact of the amendment to IAS 1 and concluded that the main additional disclosures will be the capital disclosures required by the amendment of IAS 1 and it is going to make such disclosure in its annual accounts for the year ending 31st December 2007;

     o IFRS 7, 'Financial Instruments: Disclosures', applicable for annual periods beginning on or after 1st January 2007. The Group has assessed the impact of IFRS 7 and concluded that the main additional disclosures will be the sensitivity analysis to market risk. The disclosure will be made in its annual accounts for the year ending 31st December 2007;

     o IFRIC Int 7, "Applying the Restatement Approach under IAS/HKAS 29, Financial Reporting in Hyperinflationary Economies", applicable for annual periods beginning on or after 1st March 2006. This standard is not relevant for the Group;

     o IFRIC Int 8, "Scope of IFRS 2, Share-based Payment", applicable for annual periods beginning on or after 1st May 2006. This standard is not relevant for the Group;

     o IFRIC Int 9, "Reassessment of Embedded Derivatives", applicable for annual periods beginning on or after 1st June 2006. This standard is not relevant for the Group; and

     o IFRIC Int 10, "Interim Financial Reporting and Impairment" applicable for annual periods beginning on or after 1st November 2006. This standard has no material effect on the Group's policy.

     The following new standards, amendments to standards and interpretations have been issued but are not effective for 2007 and have not been early adopted:

     o IFRS 8, "Operating Segments", applicable for annual periods beginning on or after 1st January 2009. The Group has assessed the impact of IFRS 8 and concluded that the segments will be reported based on internal reporting rather than on external reporting. The Group will apply IFRS 8 from annual periods beginning 1st January 2009;

     o IFRIC Int 11/ IFRS 2, "Group and Treasury Share Transactions", applicable for annual periods beginning on or after 1st March 2007. Management do not expect this interpretation and this new standard to be relevant for the Group;

     o IFRIC Int 12, "Service Concession Arrangements", applicable for annual periods beginning on or after 1st January 2008. Management do not expect the interpretation to be relevant for the Group;

     o IFRIC Int 13, "Customer Loyalty Programmes", applicable for annual periods beginning on or after 1st July 2008. Management do not expect the interpretation to be relevant for the Group; and

     o IAS 23 Revised, 'Borrowing Costs', applicable for annual periods beginning on or after 1st January 2009. The Group has been capitalizing borrowing costs relating to qualified capital expenditures under the preferred method prescribed under the existing IAS23 and the directors consider that the adoption of IAS 23 from annual periods beginning 1st January 2009 will not have material financial impact on the Group.


4.   CHANGE IN ACCOUNTING POLICY

     In 2006, the Company changed its accounting policy in respect of fixed assets from the revaluation model to the historical cost model.

     This change in accounting policy has been accounted for retrospectively, and therefore the 2006 comparative interim financial statements (unaudited) have also been restated. The effect of the change is tabulated below:


--------------------------------------------------------------------------------
                                                              FOR THE SIX MONTHS
                                                            ENDED 30TH JUNE 2006
                                                                         RMB'000
                                                                      (Unaudited)
--------------------------------------------------------------------------------
Decrease in depreciation expense                                          18,447
Increase in income tax expense                                            (2,767)
--------------------------------------------------------------------------------
Earning per share for profit
  -- Basic and diluted (RMB)                                               0.004
--------------------------------------------------------------------------------


5.   BUSINESS COMBINATION

     On 1st January 2007, the Group acquired 100% of the assets and liabilities related to Yangcheng Railway's railway transportation business for a cash consideration of approximately RMB10,138,582,000. The results of operations of Yangcheng Railway have been included in the Group's consolidated income statement from that date onwards. The acquired business contributed revenue of approximately RMB1,962,352,739 and net profit of approximately RMB365,277,096 to the Group for the period from 1st January 2007 to 30th June 2007.

     Details of net assets acquired and goodwill are as follows:

--------------------------------------------------------------------------------
                                                                         RMB'000
--------------------------------------------------------------------------------
Purchase consideration:
  --  Cash paid                                                       10,138,582
  --  Direct costs relating to the acquisition                            31,343
Total purchase consideration                                          10,169,925
Fair value of assets acquired (see below)                             (9,888,671)
--------------------------------------------------------------------------------
Goodwill                                                                 281,254
--------------------------------------------------------------------------------

     Goodwill is mainly attributable to Yangcheng Railway's profitability derived from the monopoly operations in the region where the acquired business is located.

     The assets and liabilities arising from the acquisition, provisionally determined, are as follows:

---------------------------------------------------------------------------------------------------
                                                                                         ACQUIREE'S
                                                                      FAIR VALUE    CARRYING AMOUNT
                                                                         RMB'000            RMB'000
---------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                 91,699             91,699
Trade and other receivables                                               57,733             57,733
Materials and supplies                                                    55,070             55,070
Fixed assets                                                          11,043,136          7,506,413
Long-term receivables                                                     56,034             56,034
Deferred staff cost                                                       45,000                 --
Deferred tax asset                                                        54,750                 --
Trade and other payables                                                (797,460)          (797,460)
Deferred tax liability                                                   (12,291)                --
Retirement benefit obligations                                          (410,000)                --
Long-term borrowings                                                    (295,000)          (295,000)
---------------------------------------------------------------------------------------------------
Net assets acquired                                                    9,888,671          6,674,489
---------------------------------------------------------------------------------------------------
Outflow of cash to acquire business, net of cash acquired:
  -- Cash consideration                                                                  10,138,582
  -- Cash and cash equivalents in assets acquired                                           (91,699)
---------------------------------------------------------------------------------------------------
Cash outflow on acquisition                                                              10,046,883
---------------------------------------------------------------------------------------------------


6.   SEGMENT INFORMATION

     (i)  PRIMARY REPORTING FORMAT -- BUSINESS SEGMENTS

          As of 30th June 2007, the Group conducts the majority of its business activities in railway transportation ("Railroad Businesses") and other related business operations (see Note 1). These segments are so determined primarily due to the fact that the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates performance based on profit from operations.

          Segment assets consist primarily of fixed assets, leasehold land payments, prepayments for fixed assets, goodwill, interests in associates, deferred staff costs, materials and supplies, trade receivables, prepayments and other receivables, short-term deposits and cash and cash equivalents, excluding deferred tax assets. Segment liabilities primarily consist of borrowings, retirement benefit obligations, trade payables, payables for construction-in-progress, amounts due to related parties and accruals and other payables, excluding taxes payable and deferred tax liabilities. Capital expenditure comprises additions to fixed assets (see Note 7) and prepayments for fixed assets.

An analysis of the Group's revenues and results for the periods by business segment is as follows:

--------------------------------------------------------------------------------------------------------
                                                 FOR THE SIX MONTHS ENDED 30TH JUNE
                                 RAILROAD BUSINESSES      OTHER BUSINESSES            UNALLOCATED
                                   2007         2006        2007        2006          2007          2006
                                RMB'000      RMB'000     RMB'000     RMB'000       RMB'000       RMB'000
                            (UNAUDITED)  (Unaudited) (UNAUDITED) (Unaudited)   (UNAUDITED)   (Unaudited)
--------------------------------------------------------------------------------------------------------
Revenues
  -- External                 4,554,153    1,672,714      58,636      67,042            --            --
  -- Inter-segment                   --           --          --      29,661            --            --
--------------------------------------------------------------------------------------------------------
                              4,554,153    1,672,714      58,636      96,703            --            --
--------------------------------------------------------------------------------------------------------
Other income                      5,428       20,337      43,684       1,722            --            --
Segment results                 803,578      461,839      53,051      (4,560)           --            --

Finance costs                        --           --         --           --        (9,700)       (7,266)
Share of results of
 associates after tax                --           --      (1,558)     (1,891)           --            --
Income tax expense                   --           --         --           --      (100,144)      (70,414)
--------------------------------------------------------------------------------------------------------
Profit for the period           803,578      461,793      51,493      (4,560)     (109,844)      (79,525)
--------------------------------------------------------------------------------------------------------
Other segment terms
 included in the
 income statements
 are as follows:
  Depreciation                  471,788      156,103         569         559
   Amortization
    of leasehold
    land payments                 8,010        8,730
  Amortization of
   deferred staff costs          12,543        7,546
  Provision for doubtful
   accounts                          (8)         571          --          --
--------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------

                                   ELIMINATION                            TOTAL
                                   2007            2006               2007            2006
                                RMB'000         RMB'000            RMB'000         RMB'000
                            (UNAUDITED)     (Unaudited)        (UNAUDITED)      (Unaudited)
------------------------------------------------------------------------------------------
Revenues
  -- External                        --              --          4,612,789       1,739,756
  -- Inter-segment                   --         (29,661)                --              --
------------------------------------------------------------------------------------------
                                     --         (29,661)         4,612,789       1,739,756
------------------------------------------------------------------------------------------
Other income                         --              --             49,112          22,058
Segment results                      --              --            856,629         457,279

Finance costs                        --              --             (9,700)         (7,266)
Share of results of
 associates after tax                --              --             (1,558)         (1,891)
Income tax expense                   --              --           (100,144)        (70,414)
------------------------------------------------------------------------------------------
Profit for the period                --              --            745,227         377,708
------------------------------------------------------------------------------------------
Other segment terms
 included in the
 income statements
 are as follows:
  Depreciation                                                     472,357         156,662
   Amortization
    of leasehold
    land payments                                                    8,010           8,730
  Amortization of
   deferred staff costs                                             12,543           7,546
  Provision for doubtful
   accounts                                                             (8)            571
------------------------------------------------------------------------------------------

     The segment assets and liabilities at 30th June 2007 and 31st December 2006 are as follows:

---------------------------------------------------------------------------------------------------------------------
                                  RAILROAD BUSINESSES                OTHER BUSINESSES                UNALLOCATED
                                     30TH               31st           30TH          31st          30TH          31st
                                     JUNE           December           JUNE      December          JUNE      December
                                     2007               2006           2007          2006          2007          2006
                                  RMB'000            RMB'000        RMB'000       RMB'000       RMB'000       RMB'000
                              (UNAUDITED)          (Audited)    (UNAUDITED)     (Audited)   (UNAUDITED)     (Audited)
---------------------------------------------------------------------------------------------------------------------
Segment assets                 26,131,158         24,082,977         74,742        69,299            --            --
Deferred tax assets                    --                 --             --            --       376,829       190,843
---------------------------------------------------------------------------------------------------------------------
Total assets                   26,131,158         24,082,977         74,742        69,299       376,829       190,843
---------------------------------------------------------------------------------------------------------------------
Segment liabilities             5,659,785          3,962,820        341,708        23,285            --            --
Tax payables                           --                 --             --            --        56,839       127,282
Deferred tax liabilities               --                 --             --            --        35,754         9,802
---------------------------------------------------------------------------------------------------------------------
Total liabilities               5,659,785          3,962,820        341,708        23,285        92,593       137,084
---------------------------------------------------------------------------------------------------------------------
Capital expenditure            11,108,138          1,182,450             50            88            --            --
---------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------
                                       ELIMINATION                 TOTAL
                                     30TH       31st           30TH              31st
                                     JUNE   December           JUNE          December
                                     2007       2006           2007              2006
                                  RMB'000    RMB'000        RMB'000           RMB'000
                              (UNAUDITED)  (Audited)    (UNAUDITED)         (Audited)
-------------------------------------------------------------------------------------
Segment assets                         --         --     26,205,900        24,152,276
Deferred tax assets                    --         --        376,829           190,843
-------------------------------------------------------------------------------------
Total assets                           --         --     26,582,729        24,343,119
-------------------------------------------------------------------------------------
Segment liabilities                    --         --      6,001,493         3,986,105
Tax payables                           --         --         56,839           127,282
Deferred tax liabilities               --         --         35,754             9,802
-------------------------------------------------------------------------------------
Total liabilities                      --         --      6,094,086         4,123,189
-------------------------------------------------------------------------------------
Capital expenditure                    --         --     11,108,188         1,182,538
-------------------------------------------------------------------------------------


(II) SECONDARY REPORTING FORMAT -- GEOGRAPHICAL SEGMENTS

     For the six months ended 30th June 2007 (2006: same), all of the Group's business operations were conducted in the People's Republic of China (the "PRC"). Accordingly, no analysis of geographical segment information is presented.


7.   FIXED ASSETS

--------------------------------------------------------------------------------
                                                          FOR THE SIX MONTHS
                                                           ENDED 30TH JUNE
                                                           2007             2006
                                                        RMB'000          RMB'000
                                                    (UNAUDITED)      (Unaudited)
                                                                        (Note 4)
--------------------------------------------------------------------------------
Opening net book value at 1st January                11,043,634       7,796,179
Acquisition of business (Note 5)                     11,043,136              --
Addition                                                 51,382       1,182,538
Disposal                                                 (3,564)           (750)
Depreciation                                           (472,357)       (156,662)
--------------------------------------------------------------------------------
Closing net book amount as of 30th June              21,662,231       8,821,305
--------------------------------------------------------------------------------



8.   INVESTMENT IN ASSOCIATES

     As of 30th June 2007, the Company's interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB88,654,000.

     In 1996, Tiecheng and a third party company jointly established a Sino-foreign contractual joint venture, Guangzhou Guantian Real Estate Company ("Guangzhou Guantian"), in Guangzhou for developing certain properties near a railway station operated by the Group. In 2000, Guangzhou Guantian together with two other parties, namely Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi"), agreed to act as joint guarantors (collectively the "Guarantors") for certain payable balances (the "Payables") due from Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to a third party creditor (the "Creditor").

     Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng are related companies to the extent that they have one common chairman. Guangdong Guancheng has failed to settle the Payables, as a result, the Guarantors were found to be jointly liable to the Creditor an amount of approximately RMB257,000,000 plus accrued interest (collectively the "Damages") according to a court verdict made in 2001 (the "Verdict"). In the case that Guangzhou Guantian had to honour its joint obligation to settle the Damages, the carrying value of the Company's investment in Tiecheng would have been further impaired.

     In 2003, Guantian applied to the People's High Court of Guangdong Province (the "High Court") for a re-trial to discharge its obligation under the aforesaid guarantee. In 2005, the People's Supreme Court of Guangdong Province granted an order for the High Court to launch such a re-trial and certain preparatory procedures were undertaken by the High Court. Two trials were held by the High Court, on 14th November 2006 and 25th December 2006 respectively, but no judgement had yet been made as of the date of approval of these Financial Statements. After consultation made with its PRC legal counsel, the directors are of the opinion that there is a high possibility that the above guarantee arrangement would be determined to be invalid according to the relevant rules and regulations of the PRC. Management has determined that no provision for impairment loss of the Company's 49% interest in Tiecheng is required on the basis that the estimated fair value of the properties exceeds the carrying value. In addition, in order to avoid any monetary losses that the Company might suffer arising from this outstanding legal proceeding, the Company has also obtained a letter of undertaking issued by the Guangzhou Railway Group dated 14th December 2004, whereby the Guangzhou Railway Group has undertaken to adopt relevant procedures and actions to ensure that the investment interests of the Company in Tiecheng would not be adversely affected by this outstanding proceeding.


9.   TRADE RECEIVABLES, NET

--------------------------------------------------------------------------------
                                                        AS OF             As of
                                                    30TH JUNE     31st December
                                                         2007              2006
                                                      RMB'000           RMB'000
                                                  (UNAUDITED)         (Audited)
--------------------------------------------------------------------------------
Trade receivables                                    108,926             71,614
Less: Provision for doubtful accounts                 (9,242)            (8,745)
--------------------------------------------------------------------------------
                                                      99,684             62,869
--------------------------------------------------------------------------------

     The credit period of trade receivables is generally within one year. The aging analysis of trade payables was as follows:

--------------------------------------------------------------------------------
                                                        AS OF             As of
                                                    30TH JUNE     31st December
                                                         2007              2006
                                                      RMB'000           RMB'000
                                                  (UNAUDITED)         (Audited)
--------------------------------------------------------------------------------
Within 1 year                                          95,465            62,769
Over 1 year but within 2 years                          1,700               100
Over 2 years but within 3 years                           809                --
Over 3 years                                            1,710                --
--------------------------------------------------------------------------------
                                                       99,684            62,869
--------------------------------------------------------------------------------

10.  SHARE CAPITAL

     As of 30th June 2007 and 31st December 2006, the total authorised number of ordinary shares is 7,083,537,000 shares with a par value of RMB 1.00 per share:

---------------------------------------------------------------------------------------------------------------------
                                                                       OPENING                                CLOSING
                                                                    BALANCE AT                             BALANCE AT
                                                                   1ST JANUARY                              30TH JUNE
                                                                          2007             TRANSFERS             2007
                                                                       RMB'000               RMB'000          RMB'000
---------------------------------------------------------------------------------------------------------------------
Authorised, issued and fully paid:
A shares subject to sale restrictions
  -- shares held by state-owned legal person                         2,904,250                   --         2,904,250
  -- shares held by legal persons                                    1,480,944             (550,100)          930,844
---------------------------------------------------------------------------------------------------------------------
                                                                     4,385,194             (550,100)        3,835,094

Listed shares
  -- H shares                                                        1,431,300                   --         1,431,300
  -- A shares                                                        1,267,043              550,100         1,817,143
---------------------------------------------------------------------------------------------------------------------
                                                                     2,698,343              550,100         2,698,343
---------------------------------------------------------------------------------------------------------------------
Total                                                                7,083,537                   --         7,083,537
---------------------------------------------------------------------------------------------------------------------

     In December 2006, the Company issued 2,747,987,000 A shares on the Shanghai Stock Exchange through an initial public offering at RMB3.76 per share, resulting in the receipt net proceeds of approximately of RMB10 billion. The issuance is for the financing of the acquisition of net assets of Yangcheng Railway relating to its railway transportation business (see Note
     5).

11.  BORROWINGS

--------------------------------------------------------------------------------
                                                       AS OF               As of
                                                   30TH JUNE       31st December
                                                        2007                2006
                                                     RMB'000             RMB'000
                                                 (UNAUDITED)           (Audited)
--------------------------------------------------------------------------------
Bank borrowings
  -- Unsecured                                     2,750,000           1,860,000
--------------------------------------------------------------------------------

The interest rate exposure of the borrowings of the Group is as follows:

--------------------------------------------------------------------------------
                                                       AS OF               As of
                                                   30TH JUNE       31st December
                                                        2007                2006
                                                     RMB'000             RMB'000
                                                 (UNAUDITED)           (Audited)
--------------------------------------------------------------------------------
At floating rates                                  2,750,000           1,860,000
--------------------------------------------------------------------------------

     The effective interest rate of the bank borrowings as of 30th June 2007 was 5.937% p.a. (31st December 2006: 5.83%).


     As of 30th June 2007, the carrying amounts of the Group's borrowings approximate their fair values.

     As of 30th June 2007, the Group had RMB650,000,000 unutilized banking facilities granted by various financial institutions (31st December 2006: approximately RMB4,900,000,000).

12.  RETIREMENT BENEFIT OBLIGATIONS

---------------------------------------------------------------------------------------------
                                                                        AS OF           As of
                                                                    30TH JUNE   31st December
                                                                         2007            2006
                                                                      RMB'000         RMB'000
                                                                   (UNAUDITED)      (Audited)
---------------------------------------------------------------------------------------------
Retirement benefit obligations                                         379,264         22,420
Less: current portion included in accruals and other payables          (36,541)        (5,503)
---------------------------------------------------------------------------------------------
                                                                       342,723         16,917
---------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                          FOR THE SIX MONTHS
                                                            ENDED 30TH JUNE
                                                           2007             2006
                                                        RMB'000          RMB'000
                                                    (UNAUDITED)      (Unaudited)
--------------------------------------------------------------------------------
At 1st January                                           22,420               --
Acquisition of business (Note 5)                        410,000               --
Addition                                                     --               --
Utilisation                                             (53,156)              --
--------------------------------------------------------------------------------
At 31st December                                        379,264               --
--------------------------------------------------------------------------------

     Pursuant to an early retirement scheme implemented by the Group in 2006, certain employees who meet certain specified criteria were provided with an offer to early retirement and enjoy certain early retirement benefits, such as payments of the basic salary and other fringe benefits, offered by the Group, until they reach the statutory retirement age. Under the terms of the scheme, all applications are subject to the approval of the Group. Expenses incurred on such employee early retirement benefits have been recognised in the income statement when the Group approved such application from the employees. The specific terms of these benefits vary among different employees, depending on their position held, tenure of service and employment location.

     With the acquisition of the net assets and liabilities from Yangcheng Railway (see Note 5), the Group has also assumed certain retirement benefit obligations associated with the operations of Yangcheng Railway at approximately RMB410,000,000. The amount mainly includes early retirement obligation entitled by the eligible employees assumed by Guangshen from Yangcheng Railway (described above) and the obligation for funding the post-retirement medical insurance premiums.

     Where these retirement obligations do not fall due within the next twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management's current market assessment of the time value of money and risk specific to these obligations (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC at 3.53%).

13.  TRADE PAYABLES

     The aging analysis of trade payables was as follows:

--------------------------------------------------------------------------------
                                                        AS OF              As of
                                                    30TH JUNE      31st December
                                                         2007               2006
                                                      RMB'000            RMB'000
                                                  (UNAUDITED)          (Audited)
--------------------------------------------------------------------------------
Within 1 year                                         320,334            238,381
Over 1 year but within 2 years                         13,438              1,875
Over 2 years but within 3 years                         1,355                 78
Over 3 years                                            3,974                 --
--------------------------------------------------------------------------------
                                                      339,101            240,334
--------------------------------------------------------------------------------


14.  INCOME TAX EXPENSE

     Enterprises established in the Shenzhen Special Economic Zone of the PRC are subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Company and the subsidiaries located in Shenzhen are subjected to income tax rate of 15%, while those subsidiaries located outsides Shenzhen are subjected to income tax rate of 33%.

     On 16th March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "new CIT Law"). The new CIT Law reduces (increases) the corporate income tax rate for domestic enterprises from 33% (15% or 24%) to 25% with effect from 1st January 2008. As a result of the new CIT Law, the additional deferred tax assets/liabilities recognised by the Group in the income statement for the period ended 30th June 2007 amounted to approximately RMB48,734,000 (profit) and RMB13,828,000 (loss), respectively. In addition, additional deferred tax asset at approximately RMB90,169,000 was recognised by the Group for temporary differences arising from fixed assets contributed by GEDC into the Company during the Restructuring in the Group reserves.

     The new CIT Law provides that further detailed measures and regulations on the determination of taxable profit, tax incentives and grandfathering provisions will be issued by the State Council in due course. As and when the State Council announces the additional regulations, the Company will assess their impact, if any, and this change in accounting estimate will be accounted for prospectively.

     An analysis of the current year taxation charges is as follows:

-----------------------------------------------------------------------------------------------------
                                                                               FOR THE SIX MONTHS
                                                                                 ENDED 30TH JUNE
                                                                               2007              2006
                                                                            RMB'000           RMB'000
                                                                        (UNAUDITED)       (Unaudited)
                                                                                             (Note 4)
-----------------------------------------------------------------------------------------------------
Current income tax                                                          127,550            68,724
Deferred income tax
  -- adjustment made to deferred tax arising from change of
      income tax rate                                                       (34,906)               --
  -- deferred tax arising from temporary difference                           7,500             1,690
-----------------------------------------------------------------------------------------------------
                                                                            100,144            70,414
-----------------------------------------------------------------------------------------------------

15.  EARNINGS PER SHARE

     The calculation of basic earnings per share is based on the net profit for the six months ended 30th June 2007 attributable to shareholders of RMB745,802,000 (2006: RMB377,531,000), divided by the weighted average number of ordinary shares outstanding during the period of 7,083,537,000 shares (2006: 4,335,550,000 shares). There were no dilutive potential ordinary shares as of period end.


16.  APPROPRIATIONS TO RESERVES AND PROPOSED DIVIDENDS

     No appropriation from retained earnings had been made to the statutory reserves for the six months ended 30th June 2007. Such appropriation will be made at year end in accordance with the Company Law of the PRC and the Articles of Association of the Company.

     In April 2007, the Board of Directors declared a dividend of RMB0.08 per share in respect of the year ended 31st December 2006, totaling RMB566,682,960 (2006: RMB520,266,000), and it was approved by shareholders in the Annual General Meeting in June 2007. The Board of Directors has decided not to declare any interim dividend for the six months ended 30th June 2007.


17.  COMMITMENTS

     (a)  OPERATING LEASE COMMITMENTS

          Total future minimum lease payments under non-cancellable operating leases were as follows:

          ----------------------------------------------------------------------
                                                   AS OF                 As of
                                               30TH JUNE         31st December
                                                    2007                  2006
                                                 RMB'000               RMB'000
                                             (UNAUDITED)             (Audited)
          ----------------------------------------------------------------------
          Machinery and equipment:
            Not more than one year                17,980                69,673
          ----------------------------------------------------------------------


     (b)  CAPITAL COMMITMENTS

          As of 30th June 2007, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

          ----------------------------------------------------------------------
                                                   AS OF                 As of
                                               30TH JUNE         31st December
                                                    2007                  2006
                                                 RMB'000               RMB'000
                                             (UNAUDITED)             (Audited)
          ----------------------------------------------------------------------
          Authorised but not contracted for    2,072,900             1,384,287
          ----------------------------------------------------------------------
          Contracted but not provided for      2,316,010             3,137,581
          ----------------------------------------------------------------------

          A substantial amount of these commitments is related to the construction of the fourth rail-line of the Company ("Fourth Rail-Line") and purchase of new locomotives.

18.  RELATED PARTY TRANSACTIONS

     Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

     Prior to the A share issuance in December 2006, the Company was controlled by Guangzhou Railway Group which is a subsidiary of the Ministry of Railways ("MOR") and is ultimately controlled by the PRC government. The PRC government also controls a significant portion of the productive assets and entities in the PRC. Consequently, in accordance with the requirements of IAS 24, Related Party Disclosures, all other state controlled enterprises and their subsidiaries, other than Guangzhou Railway Group and its fellow subsidiaries and associates, and the MOR (including its revenue and treasury clearing house), were also related parties of the Company ("Other State-owned Companies") prior to the A share issuance in December 2006.

     Subsequent to the A share issuance on 22nd December 2006, the Company is no longer controlled by Guangzhou Railway Group. The Other Stated-Owned Companies and the MOR were consequently no longer considered as related parties of the Group from that date onwards.

     (a) For the six months ended 30th June 2007 and 2006, the Group had the following material transactions undertaken with related parties:

          ---------------------------------------------------------------------------------------------------------------------
                                                                                                     FOR THE SIX MONTHS
                                                                                                       ENDED 30TH JUNE
                                                                                                      2007                 2006
                                                                                                   RMB'000              RMB'000
                                                                                               (UNAUDITED)            (Audited)
          ---------------------------------------------------------------------------------------------------------------------
          RECURRING TRANSACTIONS:

          TRANSACTIONS WITH MOR AND ITS RELATED ENTITIES

          I.   INCOME
               Provision of train transportation and related services to
                other railway companies controlled by MOR                                               --              158,455
               Revenue received, processed and allocated by MOR
                 -- long distance passenger transportation                                              --              401,936
                 -- cargo forwarding railway usage fees                                                 --               50,450
               Interest income received/receivable from MOR Deposit-taking Centre                       --                1,739
               Provision of transportation and related services to Guangzhou Railway Group
                and its subsidiaries and associates                                                370,612                   --

          II.  CHARGES AND PAYMENTS
               Services charges allocated from MOR for train transportation and related
                services offered by other railway companies controlled by MOR                           --              241,933
               Operating lease rentals paid/payable to MOR                                              --               18,692
               Lease of locomotives and related services provided from Yangcheng Railway                --               12,205
               Services charges for train transportation and related services offered by
                Guangzhou Railway Group and its subsidiaries and associates                        480,554                   --
               Social services (employee housing, health care, educational and public security services and other ancillary services) provided
                by subsidiaries of Guangzhou Railway Group                                         157,128               34,887
               Purchase of materials and supplies from Guangzhou Railway Group
                and its subsidiaries                                                               191,133               29,704
          ---------------------------------------------------------------------------------------------------------------------

          ---------------------------------------------------------------------------------------------------------------------
                                                                                                     FOR THE SIX MONTHS
                                                                                                       ENDED 30TH JUNE
                                                                                                      2007                 2006
                                                                                                   RMB'000              RMB'000
                                                                                               (UNAUDITED)            (Audited)
          ---------------------------------------------------------------------------------------------------------------------
               NON-RECURRING TRANSACTIONS:

          I.   TRANSACTIONS WITH MOR AND ITS RELATED ENTITIES
               Provision of repair and maintenance services by subsidiaries of Guangzhou
                Railway Group                                                                           --                4,018
               Provision of construction and related services by subsidiaries of Guangzhou
                Railway Group                                                                       44,210                   --
               Provision of construction management services by Guangzhou Railway Group
                in connection with the construction of fixed assets of the Group                        --                6,000
               Loans from MOR                                                                           --              200,000

          II.  TRANSACTIONS WITH OTHER STATE-OWNED COMPANIES
               Provision of construction and related services                                           --            1,159,925
               Provision of repair and maintenance services                                             --               29,796
               Provision of supplies and materials                                                      --                6,175
          ---------------------------------------------------------------------------------------------------------------------

     (b) Directors and supervisors compensation amounted to RMB1,250,000 as of 30th June 2007 (2006: RMB1,063,000). The details were as below:

          ---------------------------------------------------------------------------------------------------------------------
                                                                                                     FOR THE SIX MONTHS
                                                                                                       ENDED 30TH JUNE
                                                                                                      2007                 2006
                                                                                                   RMB'000              RMB'000
                                                                                               (UNAUDITED)            (Audited)
          ---------------------------------------------------------------------------------------------------------------------
          Fees                                                                                         308                  300
          Wages and salaries                                                                           125                   78
          Bonus                                                                                        786                  676
          Employer's contribution to pension scheme                                                     30                    9
          ---------------------------------------------------------------------------------------------------------------------
                                                                                                     1,250                1,063
          ---------------------------------------------------------------------------------------------------------------------

     (c) As of 30th June 2007, the Group had the following material balances maintained with related parties:

          ---------------------------------------------------------------------------------------------------------
                                                                                  AS OF                    As of
                                                                              30TH JUNE            31st December
                                                                                   2007                     2006
                                                                                RMB'000                  RMB'000
          ---------------------------------------------------------------------------------------------------------

          Cash and cash equivalents maintained in the MOR
            Deposit-taking Centre                                               436,516                   25,786

          Short-term time deposits in the MOR Deposit-taking Centre                  --                  169,739

          Due from/(to) Guangzhou Railway Group                                (273,364)                  31,584
            -- Trade balance                                                   (105,941)                  28,234
            -- Non-trade balance                                               (167,423)                   3,350

          Deposit for acquisition of Yangcheng Railway                               --                5,265,250

          Due from subsidiaries of Guangzhou Railway Group                       70,204                      173
            -- Trade balance                                                     53,935                       61
            -- Non-trade balance                                                 16,269                      112

          Due to subsidiaries of Guangzhou Railway Group                        760,403                 (220,915)
            -- Trade balance                                                    237,155                  (39,813)
            -- Non-trade balance                                                523,248                 (181,102)

          Due from/(to) an associate                                             (3,884)                 (17,374)
            -- Trade balance                                                       (300)                  12,312
            -- Non-trade balance                                                 (3,584)                 (29,686)
          ---------------------------------------------------------------------------------------------------------


As at the date of this announcement, the Board comprises:


Executive Directors
He Yuhua
Yang Yiping
Yang Jinzhong


Non-executive Directors
Cao Jianguo
Wu Houhui
Wen Weiming


Independent Non-executive Directors
Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai